BETA CAPITAL SECURITIES, LLC

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beta Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1201
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Idelma Hervis — 305-358-8814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noelia Povedano _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beta Capital Securities, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



JOHN E. HEALY
MY COMMISSION # GG 293064
EXPIRES: May 18, 2023
Bonded Thru Notary Public Underwriters

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Beta Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beta Capital Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beta Capital Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 1 to the financial statements, Beta Capital Securities, LLC has changed its method of accounting for leases with the adoption of Accounting Standards Update 2016-02, *Leases* and changed its method of accounting for cloud computing software with the adoption of Accounting Standards Update 2018-15, *Intangibles — Goodwill and Other Internal-Use Software*.

Basis for Opinion

These financial statements are the responsibility of Beta Capital Securities, LLC's management. Our responsibility is to express an opinion on Beta Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beta Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Beta Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Beta Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Kaufman, Rossin & Co., P.A.

We have served as Beta Capital Securities, LLC's auditor since 1995.

Miami, Florida
March 19, 2020

BETA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CASH AND CASH EQUIVALENTS	$	24,703,231
RESTRICTED CASH - SEGREGATED UNDER FEDERAL REGULATIONS		7,766,276
RECEIVABLES FROM BROKER-DEALERS, CLEARING ORGANIZATIONS AND COUNTERPARTIES		5,967,776
RECEIVABLES FROM CUSTOMERS		1,037,424
PROPERTY AND EQUIPMENT		368,909
RIGHT-OF-USE ASSET		1,644,626
DUE FROM RELATED PARTIES		278,648
OTHER ASSETS		1,306,592
	$	43,073,482

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payables to customers	$	8,752,621
Payables to broker-dealers, clearing organizations and counterparties		3,713,951
Commissions payable		859,286
Accounts payable and accrued liabilities		1,074,901
Line of credit – related party		11,800,000
Lease liability		1,892,255
Due to related party		26,608
Total liabilities		28,119,622

COMMITMENTS AND CONTINGENCIES (NOTE 8)

MEMBER'S EQUITY		14,953,860
	$	43,073,482

BETA CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUE		
Commissions	$	8,277,662
Riskless principal transactions		6,187,937
Interest and dividends		302,453
Other		252,391
Total revenue		15,020,443
EXPENSES		
Clearing charges		905,008
Commissions		8,352,925
Data services and research		364,220
Depreciation and amortization		66,284
Insurance		319,013
Other general and administrative		431,331
Professional fees		473,483
Rent		357,491
Salaries and related		2,895,336
Telephone		35,649
Travel, meals and entertainment		63,281
Total expenses		14,264,021
NET INCOME	$	756,422

BETA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

		Member's Equity
Member's Equity as of December 31, 2018	$	10,697,438
Contributions		3,500,000
Net income		756,422
Member's Equity as of December 31, 2019	$	14,953,860

BETA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	756,422
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		66,284
Realized gains on securities held		(95,044)
Non-cash lease expense		303,783
Changes in operating assets and liabilities:		
Receivable from broker-dealers, clearing organizations and counterparties		(5,607,219)
Receivable from customers		(1,037,424)
Other assets		(887,534)
Due from related parties		(91,504)
Payable to customers		8,752,621
Payables to broker-dealers, clearing organizations, and counterparties		3,713,951
Due to related parties		19,686
Commissions payable		282,029
Accounts payable and accrued liabilities		800,807
Lease liability		(318,695)
Total adjustments		5,901,741
Net cash provided by operating activities		6,658,163
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities		(8,680,184)
Sales and maturities of securities		16,204,118
Purchase of property and equipment		(10,086)
Net cash provided by investing activities		7,513,848
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings from line of credit – related party		11,800,000
Contributions		3,500,000
Net cash provided by financing activities		15,300,000
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH		29,472,011
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – BEGINNING		2,997,496
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – END	$	32,469,507

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	1,058
Cash paid for amounts included in the measurement of the lease liability – operating cash flows from operating leases	$	396,201

Reconciliation of cash, cash equivalents and restricted cash as reported within the accompanying statement of financial condition to the amount in the statement of cash flows:

Cash and cash equivalents	$	24,703,231
Restricted cash – segregated under federal regulations		7,766,276
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$	32,469,507

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Securities, LLC (the Company) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission.   The Company is a wholly owned subsidiary of Credit Andorra US GP (USGP).   In November 2018 the Company was approved by Financial Regulatory Authority (FINRA), the Company's self-regulatory organization, to conduct self-clearing operations, which commenced on October 17, 2019.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less to be cash equivalents.   The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Cash Segregated in Accordance with Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of December 31, 2019 was calculated to be $5,926,605. The Company had $7,766,276 cash on deposit in the reserve bank accounts, which was $1,839,671 more than the amount required.

Customer Concentration

The Company has four customers that accounted for $6,727,588 or 45% of the total 2019 revenue.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Payable

Commissions payable relates to amounts due to the Company's registered representatives for customer sales of securities and are recorded based on agreed upon commission payout percentages, as commission revenue is accrued.

Property and Equipment

Property and equipment is recorded at cost.   Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.   Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives of three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

Leases

The Company adopted ASC 842 – *Leases* on January 1, 2019, which requires the recordation of a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year.   Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital.   Lease costs for lease payments are recorded on a straight-line basis over the term of the lease.   The Company also has a short-term lease with a related party that has a lease term of 12 months or less.   Right-of-use asset and lease liability is not recognized for this lease (see Note 7).

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 4% of employee payroll deferrals at the Company's discretion.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes.   Instead, its taxable income or loss is reflected on USGP's income tax return.   No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

On August 29, 2018, the FASB issued ASU 2018-15, which amends ASC 350-40 to address a customer's accounting for implementation costs incurred in a cloud computing arrangement (CCA) that is a service contract. ASU 2018-15 aligns the accounting for costs incurred to implement a CCA that is a service arrangement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The effective date for public business entities is for fiscal years beginning after December 15, 2019, with early adoption permitted.

The Company early adopted the new standard on January 1, 2019 using the prospective method to costs incurred thereafter. As such, costs associated with implementing the Company's self-clearing operation have been capitalized and included in other assets on the statement of financial condition. These costs are being amortized over 6 years, which is the life of the related service contract. The expense is included in data services and research on the statement of operations.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company maintains deposits at various financial services companies that the Company utilizes to facilitate its self-trading operations and legacy fully disclosed clearing activity. At December 31, 2019, the Company's had deposit balances of $890,736 included in the accompanying statement of financial condition.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.   In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CLEARING ORGANIZATIONS, AND COUNTERPARTIES

Receivables from and payables to brokers-dealers, clearing organizations, and counterparties result from the Company's processing of customer transactions and consisted of the following as of December 31, 2019:

Receivable:

Cash-on-delivery (COD) - Institutional	$ 2,139,690
Institutional	1,637,505
Securities failed to deliver	1,415,077
Margin deposit	406,892
Commissions receivable from broker-dealers	368,612
	$ 5,967,776

Payable:

Institutional	$ 1,907,896
Cash-on-receipt (COR) – Institutional	1,732,814
Securities failed to receive	61,039
Broker-dealer	12,202
	$ 3,713,951

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's "Net Capital" was $12,781,652 which exceeded the requirements by $11,106,652 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.07 to 1.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 consisted of the following:

Furniture and fixtures	$ 127,098
Software	329,078
Leasehold improvements	648,259
Office equipment	335,856
	1,440,291
Less: accumulated depreciation and amortization	(1,071,382)
	$ 368,909

Depreciation and amortization expense, amounted to $66,284 for the year ended December 31, 2019.

NOTE 6.   RELATED PARTY TRANSACTIONS

Beta Capital Management, LLC

During 2019, the Company charged $1,670,517 to Beta Capital Management, LLC (BCM) as reimbursement for use of office space, property and equipment, administrative support, and certain Company employees that provided services to BCM which is included as a reduction to expenses in the accompanying statement of operations.   Additionally, the Company has a revenue sharing agreement with BCM for which the Company pays BCM 25% of the Company's retention on certain revenue earned.   During 2019 the Company incurred an expense of $197,938 relating to this revenue sharing agreement.   At December 31, 2019, $269,248 is due from BCM. BCM is related by common ownership.

Credit Andorra, S.A.

In October 2019, the Company entered into a loan agreement with an affiliate, Credit Andorra S.A. (CA SA), whereby CA SA provided the Company with a line of credit in the amount of $20,000,000 at an initial rate of 2.4% per annum on any outstanding balance.   The line of credit matures April 17, 2020, with automatic one-month extensions thereafter until formal notification is given by either the Company or CASA. As of December 31, 2019, the Company has a loan balance of $11,800,000.   During the year ended December 31, 2019, interest on the loan amounted to $21,738, of which $21,108 is included as part of due to related parties at December 31, 2019.

Credit Andorra US GP, LLC

During 2019, USGP rented office furniture to the Company under a month-to-month lease. In 2019, the Company paid USGP $34,008 for rental of these fixed assets.

Banco Credit Andorra Panama

In 2015, Banco Credit Andorra Panama, an affiliated Panamanian bank made loans to two employees of the Company totaling $700,000.   On a monthly basis, the Company withholds funds from the commissions earned by these employees and remits it to Banco Credit Andorra Panama.   At December 31, 2019, the Company had a balance due to Banco Credit Andorra Panama of $5,500.   In connection with the bank loans, the Company has entered into a retention bonus agreement with the two employees whereby the Company will pay the final $150,000 of the loans if the two employees complete seven years of employment with the Company for the period of April 15, 2015 to April 15, 2022.   At December 31, 2019, the Company has accrued $101,802 for the retention bonus, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Securities Transactions

The Company was the counterparty to securities transactions with parties related through common ownership which resulted in approximately $2,761,503 or 18% of the Company's 2019 total revenue.

NOTE 7.   LEASES

In January 2019, the Company adopted ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach.   Upon adoption, the Company recognized a lease liability of approximately $2,211,000, with a corresponding ROU asset of approximately $1,948,000 and an approximate $263,000 reduction of deferred rent liability resulting in no impact to equity.   The discount rate used to calculate the present value of future minimum lease payments was 3.75%.

The Company is obligated under non-cancelable operating leases for office space and equipment expiring in 2024.   The Company's office space lease requires the Company to make variable payments for common area maintenance and taxes.   These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Total lease cost for the year ended December 31, 2019 is comprised of the following:

Operating lease cost	$ 381,293
Variable lease cost	50,130
Short-term lease cost	34,008
Reimbursed lease costs charged to BCM (Note 6)	(107,940)
	$ 357,491

The future minimum annual lease payments under the Company's operating lease liabilities for years subsequent to December 31, 2019 are as follows:

2020	$ 407,276
2021	413,854
2022	408,616
2023	416,361
2024	428,844
Total payments due under operating lease liabilities	2,074,951
Less amount representing interest	(182,696)
Total present value of net minimum lease payments	$ 1,892,255

The weighted average remaining lease term for the operating leases is approximately 59 months.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain long-term contracts for systems and services that enable back-office trade processing and clearing for its products and service offerings.

Future minimum payment under service contracts with initial terms greater than one year as of December 31, 2019 were approximately the following:

2020	$ 1,025,000
2021	931,000
2022	779,000
2023	405,000
2024	230,000
	$ 3,370,000

Legal and Regulatory

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 9.   SUBSEQUENT EVENTS

On March 4, 2020, CA SA confirmed in writing that the loan agreement previously expiring on April 17, 2020 (see Note 6) has been extended through December 20, 2021. Further CA SA confirmed that the line of credit amount has been increased to $47,600,000 for 2020 and $51,200,000 for 2021. No other terms of the loan agreement have changed. As of March 19, 2020, the Company has a loan balance of $14,900,000.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Therefore, the effects upon our business, results of operations, cash flows and financial position cannot be reasonably estimated at this time.

The Company has evaluated subsequent events through March 19, 2020, the date these financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.

SUPPLEMENTAL INFORMATION

BETA CAPITAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2019

CREDITS

Member's equity	$	14,953,860

DEBITS

Property and equipment	368,909
Due from related parties	278,648
Other assets	1,306,592
Total debits	1,954,149

NET CAPITAL BEFORE HAIRCUTS 12,999,711

HAIRCUTS 218,059

NET CAPITAL 12,781,652

MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000
OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $26,474,996 — 1,765,000

EXCESS NET CAPITAL	$	11,106,652

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 2.07 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Loans payable	$	11,800,000
Payables to customers		8,752,621
Payables to brokers, clearing organizations and counterparties		3,713,951
Accounts payable and accrued liabilities		1,074,901
Commissions payable		859,286
Lease liability in excess of right-of-use lease assets		247,624
Due to related party		26,608
Total aggregate indebtedness	$	26,474,996

Aggregate Indebtedness per the above computation is $1,904,604 less than the Company's corresponding unaudited Form X-17A-5 Part II filing, which resulted in a lower minimum net capital requirement and corresponding higher excess net capital in the amount of $126,974, per the above computation.

There are no other material differences that exist between the above computation and the Company's corresponding unaudited Form X-17a-5 Part II filing.

BETA CAPITAL SECURITIES, LLC

COMPUTATION FOR DETEMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-3
DECEMBER 31, 2019

CREDIT BALANCES

Free credit balances and other credit balances in customers' securities accounts	$	8,746,692
Customers' securities failed to receive		1,779,304
TOTAL CREDITS	$	10,525,996

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts	$	1,037,424
Failed to deliver of customers' securities not older than 30 calendar days		3,561,968
TOTAL DEBITS	$	4,599,392

RESERVE COMPUTATION

Excess of total credits over total debits	$	5,926,604
Amount held on deposit in "Reserve Bank Accounts", at the end of the reporting period	$	7,766,276

BETA CAPITAL SECURITIES, LLC
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

	Debits	Credits
Totals per respondent's unaudited computation	$ 6,705,013	$12,435,429
(Decrease) in customer cash and margin accounts	(1,916,806)	-
(Decrease) in fail to deliver of customer securities Not older than 30 days	(188,815)	-
(Decrease) in free credit balances in customer accounts	-	(1,910,442)
Increase in securities failed to receive	-	1,009
Totals per audit	$ 4,599,392	$10,525,996

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

BETA CAPITAL SECURITIES, LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

There are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE COMPLIANCE REPORT

To the Board of Directors of Beta Capital Securities, LLC

We have examined Beta Capital Securities, LLC's statements, included in the accompanying Compliance Report, that (1) Beta Capital Securities, LLC's internal control over compliance was not effective during the period of October 17, 2019 through December 31, 2019; (2) Beta Capital Securities, LLC's internal control over compliance was not effective as of December 31, 2019; (3) Beta Capital Securities, LLC was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and (4) the information used to state that Beta Capital Securities, LLC. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Beta Capital Securities, LLC's books and records.

Beta Capital Securities, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Beta Capital Securities, LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 or FINRA Rule 2231 which require account statements to be sent to the customers of Beta Capital Securities, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Beta Capital Securities, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Beta Capital Securities, LLC's internal control over compliance was effective as of December 31, 2019 and during the period of October 17, 2019 through December 31, 2019; Beta Capital Securities, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from Beta Capital Securities, LLC 's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Beta Capital Securities, LLC 's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Beta Capital Securities, LLC 's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in Beta Capital Securities, LLC's internal control over compliance during the period from October 17, 2019 through December 31, 2019. There was no internal control designed or operating covering a review process for the required reserve computations made under 17 C.F.R. §§ 240.15c3-3(e).



Also, as described in the accompanying compliance report, two material weaknesses have been identified in Beta Capital Securities, LLC's internal control over compliance at December 31, 2019. In connection with 17 C.F.R. §§ 240.15c3-3(e) reserve computations, the material weakness referred to above during the period also existed at December 31, 2019. In connection with 17 C.F.R. §240.17a-13, the quarterly security counts were not performed or reviewed by persons whose regular duties did not require them to have direct responsibilities for the proper care and protection of the securities or the making or preservation of the subject records for the initial quarter ended December 31, 2019.

In our opinion, because of the material weaknesses referred to above, Beta Capital Securities, LLC's internal control over compliance was not effective during the period from October 17, 2019 through December 31, 2019 or at December 31, 2019. In our opinion, Beta Capital Securities, LLC's statements that Beta Capital Securities, LLC complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and that the information used to state that Beta Capital Securities, LLC was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Beta Capital Securities, LLC's books and records are fairly stated, in all material respects.

Beta Capital Securities, LLC's "Management Comment" included in the accompanying Compliance Report, is information supplemental to the Compliance Report's requirements. We did not audit Beta Capital Securities, LLC's "Management Comment" information, and accordingly, we express no opinion on it.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 19, 2020

Beta Capital Securities, LLC

Compliance Report

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Beta Capital Securities LLC ('BCS" or "the Company") is a registered broker-dealer, subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 CFR § 240.17a-5(d)(1) and (3), BCS states as follows:

(1) Beta Capital Securities, LLC has not established and maintained effective Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) Beta Capital Securities, LLC Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2019.

A material weakness has been identified as there was no internal control designed or operating covering a review process for the required reserve computations made under 17 C.F.R §§240.15c3-3(e).

(3) Beta Capital Securities, LLC Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2019.

The material weakness referred to above also existed at December 31st, 2019 and in connection with 17 C.F.R. § 240.17a-13, the quarterly security counts were not performed or reviewed by persons whose regular duties did not require them to have direct responsibilities for the proper care and protection of the securities or the making or preservation of the subject records at December 31st, 2019.

(4) Beta Capital Securities, LLC was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2019.

(5) The information used to state that Beta Capital Securities, LLC was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from Beta Capital Securities, LLC's books and records.

Management Comment:

Non-compliance as reflected above was identified.

Beta Capital Securities notes that the internal control deficiencies pertained to a limited period of time (the commencement of self-clearing activities on October 17, 2019 through December 31, 2019). While the Company acknowledges the existence of these deficiencies, the Company's reserve calculations were accurate and completed on a timely manner during the period covered by this report. Additionally, the Company's quarterly count was performed accurately and on a timely basis during the period covered by this report.

See report of independent registered public accounting firm.

Therefore, we confirm that there was no instances of non-compliance with, nor did the auditors raise any observation in relation to, 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019.

While the Company considers that the appropriate levels of controls were in place to mitigate the risks, the Company has taken (immediate) actions to improve the controls related to the computation of reserve requirements by adding an additional control to support the prevention or detection of any errors on a timely basis. This control has been implemented effective with the date of this report. In addition, corrective action has been taken in the procedure for the quarterly security count. It has been amended to be performed by an individual whose regular duties do not require them to have direct responsibility for the proper care and protection of the securities or the making or preservation of the subject records. The Company intends to implement this control starting with the next required security count, as of March 31, 2020.

I, Noelia Povedano, swear (or affirm) that, to the best of my knowledge and belief, this Compliance Report is true and correct.



By: _____
Title: CEO
Beta Capital Securities, LLC
March _19_, 2020



KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors of Beta Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Beta Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beta Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) Special Account for the Exclusive Benefit of Customers and (k)(2)(ii) All customers transactions are cleared through another broker-dealer on a fully disclosed basis (exemption provisions) and (2) Beta Capital Securities, LLC stated that Beta Capital Securities, LLC met the identified exemption provisions throughout the period of January 1, 2019 to October 16, 2019 without exception. Beta Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beta Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 19, 2020

<center>**Beta Capital Securities, LLC**</center>

<center>**Exemption Report**</center>

Beta Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*: (2) (ii) and (2) (i) during the period from January 1, 2019 through October 16, 2019. The Company no longer claimed exemptions as of October 17, 2019.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) during the period of time from January 1, 2019 to October 16, 2019 that the Company claimed exemption, without exception.

Beta Capital Securities, LLC

I, Noelia Povedano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: March 19, 2020

<center>See report of independent registered public accounting firm.</center>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

To the Board of Directors of Beta Capital Securities, LLC

In planning and performing our audit of the financial statements of Beta Capital Securities, LLC (the Company) as of and for the year ended December 31, 2019, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such compliance with practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2019, to meet the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the CFTC, the NFA, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 19, 2020